                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF    OCTOBER     , 20 06
                 -------------       --

     PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA

--------------------------------------------------------------------------------
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

     JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA

--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA

                                             -----------------------------------
                                                        (REGISTRANT)


DATE       OCTOBER 19, 2006                  BY  /s/ Harsya Denny Suryo
    ----------------------------               ---------------------------------
                                                         (SIGNATURE)

                                                  HARSYA DENNY SURYO
                          VICE PRESIDENT INVESTOR RELATION & CORPORATE SECRETARY

                                  PRESS RELEASE
                          NO. TEL.590/PR000/COM-10/2006

                 TELKOM REACHED AGREEMENT ON REVERSAL OF KSO VII


JAKARTA, OCTOBER 19, 2006 -- Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the "Company") hereby announce that today the Company and PT Bukaka SingTel International ("BSI"), TELKOM's KSO partner in regional division VII Eastern Indonesia, have entered into an agreement to amend and restate the KSO VII Agreement.

Under the amended and restated KSO agreement ("KSO Reversal Agreement"), the rights to operate fixed line telecommunication services in KSO VII region are transferred to TELKOM and KSO VII is operated under the sole management, supervision, control and responsibility of TELKOM. Hence, for the remaining KSO period, TELKOM is entitled at its sole discretion and expense to construct new telecommunications facilities in Regional Division VII. BSI receives fixed monthly payments, while TELKOM is entitled to the balance of the KSO revenues after the monthly amounts due to BSI and operating expenses. At the end of the KSO period (December 31, 2010), all rights, title and interest of BSI in existing property, plant and equipment (including new additional installations) and inventories of KSO VII shall be transferred to TELKOM at no cost.

As a result of the amended and restated KSO agreement, TELKOM obtained the legal right to control financial and operating decisions of Regional Division VII, in return TELKOM will pay to BSI a fixed monthly payment of Rp.55.6 billion between October 2006 and June 2007, and Rp.44.25 billion beginning July 2007 until December 2010. The source of payment is coming from the revenue of KSO VII. The transaction will not have a material impact on TELKOM's financial position or operating results.

TELKOM's President Director, Arwin Rasyid, said: "The KSO Reversal Agreement shall allow TELKOM to move forward in rapidly expanding its network infrastructure -- including fixed wireless network -- in Eastern part of Indonesia. As a result, this transaction should provide real benefits to TELKOM's customers and shareholders."


PT TELEKOMUNIKASI INDONESIA, TBK

TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM's majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA).



HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TEL:   62-21-5215109
FAX:   61-21-5220500
EMAIL: INVESTOR@TELKOM.CO.ID
WEBSITE: WWW.TELKOM-INDONESIA.COM